UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ZAGG INCORPORATED

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98884U108

(CUSIP Number)

April 8, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

.	Rule 13d-1(b)

X .	Rule 13d-1(c)

.	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98884U108		13G	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan R. Davidson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) . (b) .
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,025,194
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,025,194
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

 (1) Based on 19,437,238 shares of the issuer’s common stock outstanding as of April 07, 2009.

Item 1.

(a)	Name of Issuer

Zagg Incorporated

(b)	Address of Issuer’s Principal Executive Offices

3855 South 500 W., Suite J

Salt Lake City, UT 84115-4279

Item 2.

(a)	Names of Person Filing

Alan R. Davidson

(b)	Address of Principal Business Office or, if none, Residence

36 Candlewyck Dr.

Henderson, NV 89052

(c)	Citizenship or Place of Organization

United States

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

(e)	CUSIP Number

98884U108

Item 3.	If this statement is filed pursuant to §240.13d-2(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

Broker or Dealer registered under Section 15 of the Act

(b)

Bank as defined in section 3(a)(6) of the Act

(c)

Insurance Company as defined in section 3(a)(19) of the act

(d)

Investment Company registered under section 8 of the Investment Company Act

(e)

Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

(f)

Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)

Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)

Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned

Alan R. Davidson beneficially owns 1,025,194 shares of Zagg Incorporated common stock, $0.001 par value per share.

(b)	Percent of Class - 5.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote – 1,025,194

(ii)	shares power to vote or to direct the vote – 0

(iii)	sole power to dispose or to direct the disposition of – 1,025,194

(iv)	shared power to dispose or to direct the disposition of - 0

Item 5.	Ownership of 5 Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2009

S/Alan R. Davidson__________________________________________

Alan R. Davidson